UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Simcere Pharmaceutical Group

(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)
Simcere Pharmaceutical Group

(Name of Person(s) Furnishing Form)
Options to purchase ordinary shares, par value $0.01 per share, granted under the Simcere
Pharmaceutical Group 2006 Stock Incentive Plan

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
Zhigang Zhao
Chief Financial Officer
No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(86) 25 8556 6666 x 8818

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
April 21, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1.  Home Jurisdiction Documents
(a)	The following documents, which are attached as exhibits hereto, were distributed to holders of eligible options to purchase ordinary shares, par value $0.01 per share, granted under the Simcere Pharmaceutical Group 2006 Stock Incentive Plan.

Exhibit A: Notice to Option Holders

Exhibit B: Offering Circular

Exhibit C: Form of Individual Statement

Exhibit D: Election Form and Release Agreement

(b)	Not applicable.
Item 2.  Informational Legends
Not applicable.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Securities and Exchange Commission on April 21, 2009.

(2)	Not applicable.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zhigang Zhao
(Signature)

Zhigang Zhao, Chief Financial Officer
(Name and Title)

April 21, 2009
(Date)